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                                                                 SEC FILE NUMBER
                                                                     0-10832

                                                                   CUSIP NUMBER
                                                                     053030102

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [ ] Form 20-F    [x] Form 10-Q    [ ] Form N-SAR

                           For period Ended:  March 31, 2002
                                            ----------------
                           [   ] Transition Report on Form 10-K
                           [   ] Transition Report of Form 20-F
                           [   ] Transition Report on Form 11-K
                           [   ] Transition Report of Form 10-Q
                           [   ] Transition Report on Form N-SAR
                           For the Transition Period Ended:_____________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                                 AFP IMAGING CORPORATION
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Full name of Registrant


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Former Name if Applicable

                                 250 CLEARBROOK ROAD
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Address of Principal Executive Office (Street and Number)

                                 ELMSFORD, NY 10523
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

       The Registrant has had ongoing discussions with third parties concerning various possible business transactions, although no assurances can be given that any transactions will occur in the immediate future, if at all. Such discussions have required the registrant's executive officers and employees to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. For such reason, the subject Form 10-Q could not be filed within the prescribed period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Elise Nissen                    914                      592-6100
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            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
    Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                               [X] Yes   [ ] No

    ----------------------------------------------------------------------------

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

    The registrant anticipates reporting nest sales of approximately $4,952,000, for the quarter ended March 31, 2002, compared to net sales of $5,541,000 for the quarter ended March 31, 2001; and a loss of approximately $115,000 for the quarter ended March 31, 2002, compared to a net loss of $421,482 for the quarter ended March 31, 2001.

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                             AFP IMAGING CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May 15, 2002               By ELISE NISSEN, CHIEF FINANCIAL OFFICER
      --------------------------       ----------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and tile of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One Signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.